Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK REPORTS
2ND-QUARTER RESULTS

_____

PROVIDENCE, RI, August 12, 2008—**Nortek, Inc.** ("**Nortek**"), a leading diversified global manufacturer of innovative, branded residential and commercial ventilation, HVAC and home technology convenience and security products, today announced it achieved second-quarter sales of $647 million and operating earnings of $46.9 million in continuingly difficult markets.

Key financial highlights from continuing operations for the second quarter of 2008 included:

- Net sales of $647 million compared to the $644 million recorded in 2007.

- Operating earnings of $46.9 million compared to $64.7 million in the second quarter of 2007.

- m o r e -

- Depreciation and amortization expense of $18.6 million compared to $16.5 million in last year's second quarter.

- Acquisitions contributed approximately $8.4 million in net sales and reduced operating earnings by $1.3 million for the quarter ended June 28, 2008.

As of June 28, 2008, **Nortek** had approximately $79 million in unrestricted cash, cash equivalents and marketable securities and had $35 million of borrowings outstanding under its revolving credit facility.

Key financial highlights from continuing operations for the first half of 2008 included:

- Net sales of $1,187 million compared to the $1,197 million recorded in the first six months of 2007.

- Operating earnings of $70.3 million compared to $109.6 million in the first half of 2007.

- Depreciation and amortization expense of $36.0 million compared to $31.1 million in the first six months of 2007.

- Acquisitions contributed approximately $19.6 million in net sales and reduced operating earnings by $2.6 million for the six months ended June 28, 2008.

Richard L. Bready, Chairman and Chief Executive Officer, said, "We are pleased with **Nortek** second-quarter performance, as business conditions remained difficult in the Company's core markets. **Nortek** continues to focus on cost-reduction initiatives, manufacturing efficiency improvements and strategic sourcing initiatives, which, together with some price increases, have partially offset cost increases from commodities, particularly steel and copper, and transportation costs."

Mr. Bready added, "The mortgage crisis has driven housing starts down to a level of less than 1 million starts. This action has been amplified by high oil and gas prices and consumer confidence is at unprecedented lows. While we expect the difficult housing market will continue throughout 2008, **Nortek** plans to maintain its leadership position in these difficult markets while remaining poised for participation long-term in improving home improvement and residential building markets."

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**, which is a wholly owned subsidiary of **NTK Holdings, Inc.**) is a leading diversified global manufacturer of innovative, branded residential and commercial ventilation,

HVAC and home technology convenience and security products. **Nortek** offers a broad array of products including: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums, heating and air conditioning systems, and home technology offerings, including audio, video, access control, security and other products.

**As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

	For the second quarter ended		For the first six months ended	
	June 28, 2008	June 30, 2007	June 28, 2008	June 30, 2007
	(Dollar amounts in millions)			
Net Sales	$ 647.1	$ 644.3	$ 1,187.3	$ 1,196.8
Costs and Expenses:				
Cost of products sold (see Note B)	473.3	452.1	864.9	836.7
Selling, general and administrative expense, net (see Note B)	118.5	121.1	237.0	238.1
Amortization of intangible assets	8.4	6.4	15.1	12.4
	600.2	579.6	1,117.0	1,087.2
Operating earnings	46.9	64.7	70.3	109.6
Interest expense	(31.3)	(30.8)	(58.7)	(60.0)
Loss from debt retirement	(9.9)	---	(9.9)	---
Investment income	0.2	0.5	0.4	0.9
Earnings before provision for income taxes	5.9	34.4	2.1	50.5
Provision for income taxes	2.2	15.7	2.5	22.6
Net earnings (loss)	$ 3.7	$ 18.7	$ (0.4)	$ 27.9

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

(A) The unaudited condensed consolidated summary of operations includes the accounts of Nortek, Inc. and all of its wholly-owned subsidiaries (individually and collectively, the "Company" or "Nortek"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its latest annual report on Form 10-K and its Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC").

(B) During the second quarter ended June 28, 2008 and June 30, 2007, the Company's results of operations include the following (income) and expense items recorded in cost of products sold and selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the second quarter ended *	
	June 28, 2008	**June 30, 2007**
	(Amounts in millions)	
Charges related to the closure of the Company's NuTone, Inc. Cincinnati, OH facility within the RVP segment	$ ---	$ 0.8
Gain from the sale of a manufacturing facility within the RVP segment	(2.5)	---
Net charges related to the closure of certain RVP segment facilities (1)	0.2	---
Costs and expenses incurred within the RVP segment in connection with the start up of a range hood facility in Mexico (2)	1.4	---
Charges related to the closure of the Company's Mammoth, Inc. Chaska, MN facility within the HVAC segment	---	0.3
Legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment	---	0.3
Fees, expenses and a reserve recorded within the HTP segment in connection with a contemplated settlement of a dispute with one of its former suppliers	4.5	---
Reserve for amounts due from customers within the HTP segment	---	0.5
Product safety upgrade reserves within the HTP segment (2)	---	(0.2)
Foreign exchange (gains) losses related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries	(1.5)	1.7

> * Unless otherwise indicated, all items noted in the table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.
>
> (1) Approximately $0.3 million of these charges were recorded in cost of products sold, offset by a reduction in reserves in selling, general and administrative expense, net of approximately $0.1 million related to the closure of these RVP segment facilities.
>
> (2) The RVP and HTP segments recorded these charges in cost of products sold.

During the first six months ended June 28, 2008 and June 30, 2007, the Company's results of operations include the following (income) and expense items recorded in cost of products sold and selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations:

	For the first six months ended *	
	June 28, 2008	**June 30, 2007**
	(Amounts in millions)	
Charges related to the closure of the Company's NuTone, Inc. Cincinnati, OH facility within the RVP segment	$ ---	$ 1.4
Gain from the sale of a manufacturing facility within the RVP segment	(2.5)	---
Net charges related to the closure of certain RVP segment facilities (1)	0.2	---
Costs and expenses incurred within the RVP segment in connection with the start up of a range hood facility in Mexico (2)	1.4	---
Charges related to the closure of the Company's Mammoth, Inc. Chaska, MN facility within the HVAC segment	---	0.3
Legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment	---	1.3
Fees, expenses and a reserve recorded within the HTP segment in connection with a contemplated settlement of a dispute with one of its former suppliers	4.7	---
Reserve for amounts due from customers within the HTP and HVAC segments	---	2.3
Product safety upgrade reserves within the HTP segment (2)	---	(0.2)
Foreign exchange (gains) losses related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries	(1.4)	2.0

* Unless otherwise indicated, all items noted in the table have been recorded in selling, general and administrative expense, net in the accompanying unaudited condensed consolidated summary of operations.

(1) Approximately $0.3 million of these charges were recorded in cost of products sold, offset by a reduction in reserves in selling, general and administrative expense, net of approximately $0.1 million related to the closure of these RVP segment facilities.

(2) The RVP and HTP segments recorded these charges in cost of products sold.

(C)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note D for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net earnings (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S. federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net earnings (loss) for a more complete analysis of the Company's profitability, as net earnings (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with acquisitions, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this summary of operations for a complete evaluation of the Company's operating performance.

NORTEK, INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Continued)

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the second quarter ended June 28, 2008 and June 30, 2007:

	For the second quarter ended	
	June 28, 2008	June 30, 2007
	(Dollar amounts in millions)	
Net earnings (1), (2)	$ 3.7	$ 18.7
Provision for income taxes	2.2	15.7
Interest expense (3)	31.3	30.8
Investment income	(0.2)	(0.5)
Depreciation expense	10.2	10.1
Amortization expense	8.4	6.4
EBITDA (1), (2)	$ 55.6	$ 81.2

(1) Net earnings and EBITDA for the second quarter ended June 28, 2008 includes the following other income and expense items:
- a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to the Company's senior secured credit facility,
- approximately $4.5 million of fees, expenses and a reserve recorded in connection with a contemplated settlement of a dispute with one of its former suppliers within the HTP segment,
- costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.4 million within the RVP segment,
- a gain of approximately $2.5 million from the sale of a manufacturing facility within the RVP segment,
- net foreign exchange gains of approximately $1.5 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries, and
- approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(2) Net earnings and EBITDA for the second quarter ended June 30, 2007 includes the following other income and expense items:
- net foreign exchange losses of approximately $1.7 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
- a charge of approximately $0.8 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment,
- a charge of approximately $0.5 million related to a reserve for amounts due from customers within the HTP segment,
- legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $0.3 million,
- a charge of approximately $0.3 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment, and
- a decrease in warranty expense of approximately $0.2 million related to a product safety upgrade within the HTP segment.

(3) Interest expense for the second quarter ended June 28, 2008 includes cash interest of approximately $29.4 million and non-cash interest of approximately $1.9 million. Interest expense for the second quarter ended June 30, 2007 includes cash interest of approximately $29.4 million and non-cash interest of approximately $1.4 million.

The following table presents a reconciliation from net (loss) earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the first six months ended June 28, 2008 and June 30, 2007:

| | **For the first six months ended** | |
| | **June 28, 2008** | **June 30, 2007** |
	(Dollar amounts in millions)	
Net (loss) earnings (1), (2)	$ (0.4)	$ 27.9
Provision for income taxes	2.5	22.6
Interest expense (3)	58.7	60.0
Investment income	(0.4)	(0.9)
Depreciation expense	20.9	18.7
Amortization expense	15.1	12.4
EBITDA (1), (2)	$ 96.4	$ 140.7

(1) Net loss and EBITDA for the first six months ended June 28, 2008 includes the following other income and expense items:
  • a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to the Company's senior secured credit facility,
  • approximately $4.7 million of fees, expenses and a reserve recorded in connection with a contemplated settlement of a dispute with one of its former suppliers within the HTP segment,
  • costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.4 million within the RVP segment,
  • a gain of approximately $2.5 million from the sale of a manufacturing facility within the RVP segment,
  • net foreign exchange gains of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries, and
  • approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(2) Net earnings and EBITDA for the first six months ended June 30, 2007 includes the following other income and expense items:
  • charges of approximately $2.3 million related to reserves for amounts due from customers within the HTP and HVAC segments,
  • net foreign exchange losses of approximately $2.0 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
  • a charge of approximately $1.4 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment,
  • legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $1.3 million,
  • a charge of approximately $0.3 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment, and
  • a decrease in warranty expense of approximately $0.2 million related to a product safety upgrade within the HTP segment.

(3) Interest expense for the first six months ended June 28, 2008 includes cash interest of approximately $55.4 million and non-cash interest of approximately $3.3 million. Interest expense for the first six months ended June 30, 2007 includes cash interest of approximately $57.2 million and non-cash interest of approximately $2.8 million.

(D)   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note C for operating performance measure disclosures with respect to EBITDA and a reconciliation from net earnings (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation.   The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's ABL Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance.

The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this summary of operations for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the first six months ended June 28, 2008 and June 30, 2007:

	For the first six months ended	
	June 28, 2008	**June 30, 2007**
	(Dollar amounts in millions)	
Net cash provided by operating activities	$ 44.6	$ 46.1
Cash used by working capital and other long-term asset and liability changes	(2.9)	20.2
Deferred federal income tax benefit (provision)	4.7	(4.1)
(Gain) loss on property and equipment	2.5	(0.2)
Loss from debt retirement	(9.9)	---
Non-cash interest expense, net	(3.3)	(2.8)
Non-cash stock-based compensation expense	(0.1)	(0.2)
Provision for income taxes	2.5	22.6
Interest expense (3)	58.7	60.0
Investment income	(0.4)	(0.9)
EBITDA (1), (2)	$ 96.4	$ 140.7

(1) EBITDA for the first six months ended June 28, 2008 includes the following other income and expense items:
   - a pre-tax loss from debt retirement of approximately $9.9 million, primarily as a result of writing off unamortized deferred debt expense related to the Company's senior secured credit facility,
   - approximately $4.7 million of fees, expenses and a reserve recorded in connection with a contemplated settlement of a dispute with one of its former suppliers within the HTP segment,
   - costs and expenses incurred in connection with the start up of a range hood facility in Mexico of approximately $1.4 million within the RVP segment,
   - a gain of approximately $2.5 million from the sale of a manufacturing facility within the RVP segment,
   - net foreign exchange gains of approximately $1.4 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries, and
   - approximately $0.2 million in net charges related to the closure of certain RVP segment facilities.

(2) EBITDA for the first six months ended June 30, 2007 includes the following other income and expense items:
   - charges of approximately $2.3 million related to reserves for amounts due from customers within the HTP and HVAC segments,
   - net foreign exchange losses of approximately $2.0 million related to transactions, including intercompany debt not indefinitely invested in the Company's subsidiaries,
   - a charge of approximately $1.4 million related to the closure of the Company's NuTone, Inc. Cincinnati, Ohio facility within the RVP segment,
   - legal and other professional fees and expenses incurred in connection with matters related to certain subsidiaries based in Italy and Poland within the RVP segment of approximately $1.3 million,
   - a charge of approximately $0.3 million related to the planned closure of the Company's Mammoth, Inc. Chaska, Minnesota manufacturing facility within the HVAC segment, and
   - a decrease in warranty expense of approximately $0.2 million related to a product safety upgrade within the HTP segment.

(3) Interest expense for the first six months ended June 28, 2008 includes cash interest of approximately $55.4 million and non-cash interest of approximately $3.3 million. Interest expense for the first six months ended June 30, 2007 includes cash interest of approximately $57.2 million and non-cash interest of approximately $2.8 million.